September 26, 2025

In Keuk Kim
Chief Executive Officer
DoubleDown Interactive Company, Limited
13F, Gangnam Finance Center
152, Teheran-ro Gangnam-gu
Seoul 06236, Republic of Korea

       Re: DoubleDown Interactive Company, Limited
           Registration Statement on Form F-3
           Filed September 19, 2025
           File No. 333-290402
Dear In Keuk Kim:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marion Graham at 202-551-6521 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Barbara Jones